EXHIBIT 22.4 Minutes - Special Shareholders' Meeting - August 10, 2012


                                     MINUTES
                               SIGNAL ADVANCE, INC.
                               Shareholder Meeting

                                 August 10, 2012

The meeting was opened at 10:15 am by President Dr. Chris M. Hymel.

The following shareholders were in attendance: Chris M. Hymel, Milinda Hymel, Andrea McKenna

The meeting was opened to questions from the attendees regarding:

    1) the process of becoming a reporting company and registering shares with the SEC, and

    2) pursuing clearance from FINRA for SAI Common Stock to be quoted and trade publicly.

Discussion included the effect of registration of shares, possibility of subsequent registration following FINRA clearance and sale of share under Rule
144. Attendees voted on the resolution their shares and indicated the number shares they wished to have registered in with the SEC in the registration statement on Form S-1.

The Shareholder votes (from both attendees and proxies) for 1) confirmation of the setting of the stock price at $2.00/share, and 2) the number of shares to register with the SEC, were tallied. The totals were as follows:

    7,042,007 votes cast (84.5%), unanimous "FOR" the following resolution:

To confirm the price per share for SAI Common Stock will be fixed at $2.00 for shares registered by "Selling Shareholders" during the interim period between the effective date of the SEC registration and a broker-dealer obtaining clearance from FINRA to trade SAI common stock publicly.

Twenty five (25) shareholders requested that their shares be registered as "Selling Shareholders" for a total of 422,003 shares. This represents 5.06% of total of 8,334,159 issued & outstanding shares as of June 30, 2012.

There were no additional issues discussed or motions to be considered.

The meeting was moved closed at 10:30 am, peace and harmony prevailing.



						/s/ Malcolm Skolnick

						Malcolm Skolnick
						Secretary